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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          COOKER RESTAURANT CORPORATION
                                 Name of Issuer

                         COMMON STOCK, WITHOUT PAR VALUE
                          Title of Class of Securities

                                  216284-20-8
                                  Cusip Number

                                Peter R. Admirand
                                 Big Geyser Inc.
                                57-65 48th Street
                             Maspeth, NY 11378-2015
                                  718 821-2200
             -------------------------------------------------------
                  Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications

                                  JULY 5, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement: ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1 (a) for other parties to whom copies should be sent.

The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 216284-20-8
          -----------

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                                              I.R.S. Identification Nos. of
1.  Names of Reporting Persons                Above Persons (Entities Only)

    Big Geyser Inc.                                   13-3350407
    Irving Hershkowitz                                --
    Leona Hershkowitz                                 --
    Steven Hershkowitz                                --

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) X
         (b)

3.  Sec Use Only

4. Source of Funds (See Instructions) AF, PF, WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (D) or 2 (E) ______________________

6. Citizenship or Place of Organization:

    Big Geyser Inc.                         Delaware
    Irving Hershkowitz                      United States of America
    Leona Hershkowitz                       United States of America
    Steven Hershkowitz                      United States of America

7. Number of Shares beneficially owned by each reporting person with sole voting power

    Big Geyser Inc                          282000
    Irving Hershkowitz                       57400
    Leona Hershkowitz                         2000
    Steven Hershkowitz                       15600

8. Number of Shares beneficially owned by each reporting person with shared voting power
      NONE
9. Number of Shares beneficially owned by each reporting person with sole dispositive power

    Big Geyser Inc.                          282000
    Irving Hershkowitz                        57400
    Leona Hershkowitz                          2000
    Steven Hershkowitz                        15600

10. Number of Shares beneficially by each reporting person with Shared Dispositive power.
      NONE

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11. Aggregate amount beneficially owned by each reporting person.

    Big Geyser Inc.                          282000   Shares of Common Stock
    Irving Hershkowitz                        57400         "
    Leona Hershkowitz                          2000         "
    Steven Hershkowitz                        15600         "

12. Check Box is the Aggregate Amount in Row (11) Excludes certain Shares. Not Applicable

13. Percent of Class represented by amount in Row 11

     Big Geyser Inc.                         4.70%
     Irving Hershkowitz                       .96
     Leona Hershkowitz                        .03
     Steven Hershkowitz                       .26
                                             ----
                                             5.95%

14. Type of reporting person *

     Big Geyser Inc.                                           CO
     Irving Hershkowitz                                        IN
     Leona Hershkowitz                                         IN
     Steven Hershkowitz                                        IN

* SEE INSTRUCTIONS BEFORE FILLING OUT

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS
1 - 7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE
SIGNATURE ATTESTATION

ITEM 1. SECURITY AND ISSUER

        The statement relates to shares of common stock (CUSIP No. 216284-20-8) of Cooker Restaurant Corporation, an Ohio corporation, with a principal executive office at 5500 Village Blvd., West Palm Beach, Florida 33407 (the "Company")

ITEM 2. IDENTITY AND BACKGROUND

The names of the entities filing this statement are:

I.      Big Geyser Inc.
II.     Irving Hershkowitz
III.    Leona Hershkowitz
IV.     Steven Hershkowitz

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The business address of the four entities named above is 57-65 48th Maspeth NY
11378

i. Big Geyser Inc., a Delaware Corporation is 86% owned by Irving Hershkowitz. The Company is a distributor of bottled water and non-carbonated beverages in the NYC metropolitan area.

ii.   Irving Hershkowitz is President of Big Geyser Inc.

iii. Leona Hershkowitz is the wife of Irving Hershkowitz and is employed by Big Geyser Inc as Credit Manager.

iv. Steven Hershkowitz is the son of Irving and Leona Hershkowitz. He is primarily a college student and is a part-time employee of Big Geyser Inc. during school breaks.

During the past five years, none of the entities named above have been convicted in any criminal proceeding.

During the past five years, none of the entities named above have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the entries name above are situated in New York City, New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Big Geyser Inc. and the members of the Hershkowitz family purchased the securities owned by them using corporate and/or personal funds.

ITEM 4. PURPOSE OF TRANSACTION

The entities named above may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease his position in the Issuer.

The entities named above do not have any plans or proposals which may relate or would result in:


         (a) The acquisition by any person (other than himself) of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

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         (c) A sale or transfer of material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) (b) The entities named above may be deemed to beneficially own an aggregate of 357,000 shares of common stock representing approximately 5.95% of the total shares of Cooker Restaurant Corporation.

         (c) Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
NONE

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


Schedules Detailing Transactions in the Issuer's Common Stock by the Four Parties Named Above.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


         Big Geyser Inc.

   /s/ IRVING HERSHKOWITZ                                   11/7/00
-----------------------------------           ------------------------------
By Irving Hershkowitz, President                              Date



   /s/ IRVING HERSHKOWITZ                                   11/7/00
-----------------------------------           ------------------------------
         Irving Hershkowitz                                   Date


   /s/ LEONA HERSHKOWITZ                                    11/7/00
-----------------------------------           ------------------------------
         Leona Hershkowitz                                    Date


   /s/ STEVEN HERSHKOWITZ                                   11/7/00
-----------------------------------           ------------------------------
         Steven Hershkowitz                                   Date



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. ss.1001)